Exhibit 99.1

NEWS RELEASE

Hydro One investing in critical infrastructure to energize the southwest Ontario economy

Directive from the Government of Ontario will expedite development and construction of transmission infrastructure to support growth

Hydro One to develop four transmission lines to meet growing electricity demand

Windsor, ON, April 4, 2022 – Today, the Minister of Energy has directed the Ontario Energy Board to amend Hydro One Networks Inc.’s (“Hydro One”) transmission license to develop four transmission lines to meet growing electricity demand in southwest Ontario. This is in addition to Hydro One’s previous transmission designation for the Chatham to Lakeshore line in 2020. These five transmission lines will meet the needs of new and growing industries and help attract future jobs to the region. As the Windsor-Essex region continues to grow, a consolidated approach to developing the new transmission lines provides more transparency during engagement with Indigenous communities, residents, municipalities and stakeholders and will expedite development in the region.

“Hydro One is proud to transmit low-carbon electricity to Ontario’s businesses and communities and we are uniquely positioned to facilitate the transition toward a more sustainable future. With our long history of building transmission projects and our transmission reliability record in the top quartile in Canada, our resilient electricity network will meet the incredible growth in the region and attract new investments,” said Mark Poweska, President and CEO, Hydro One. “Early engagement with Indigenous communities, municipalities and residents is vital to project planning and development and we are committed to engaging throughout the lifecycle of these projects. We are excited about today’s announcement and the partnership between Hydro One, the local business community and municipal and provincial governments to advance critical infrastructure.”

“Our government is supporting the incredible growth in Southwest Ontario by accelerating the development of new transmission lines that will power the new Stellantis-LGES battery plant, the growing greenhouse sector and other job creators,” said Todd Smith, Minister of Energy. “As our government reduces the price of doing business, including by lowering electricity prices by 15-17% for large commercial and industrial customers, we have seen significant new investment. Today we are demonstrating our commitment to build the critical infrastructure to support those new jobs.”

“The Government of Ontario is demonstrating their commitment to support the Stellantis-LGES joint-venture, which is preparing to invest $5-billion in our community and create about 2,500 local jobs,” said Drew Dilkens, Mayor of Windsor. “The City of Windsor is united in supporting this transmission project – not only is it needed to secure the battery plant, but to make any future investment in our region possible.”

“The booming agri-food industry in Leamington, and across Essex County, creates great local jobs and helps put food on tables across North America,” said Hilda MacDonald, Mayor of Leamington. “Today’s announcement will help speed up local developments and secure a bright future for the agri-food industry in my community.”

“Our key industries have expressed the critical need for increased power and adequate infrastructure to supply the growing regional demand. The expansion of the designated new electricity infrastructure is essential to economic growth and prosperity in Windsor-Essex,” said C. Stephen MacKenzie, President and Chief Executive Officer, Invest WindsorEssex. “As the lead economic development agency for the region, Invest WindsorEssex strongly supports the prioritization of this transmission project in southwestern Ontario to ensure continued local and global investment.”

Current projects under development and planned for construction:

•	The Chatham to Lakeshore Line, a 230-kilovolt line from Chatham Switching Station to the new Lakeshore Transformer Station currently under construction in the municipality of Lakeshore

•	The St. Clair Line, a 230-kilovolt line from Lambton Transformer Station, south of Sarnia, to Chatham Switching Station

To be developed and prioritized for construction:

•	The Longwood to Lakeshore Line, a 500-kilovolt line from Longwood Transformer Station, west of London, to the new Lakeshore Transformer Station

To be developed with scope to be further refined through planning by the IESO:

•	A second 500-kilovolt line from Longwood Transformer Station to Lakeshore Transformer Station

•	A 230-kilovolt line that would run from the Windsor area to Lakeshore Transformer Station

The development portion of these projects includes Indigenous and community engagement, a preliminary engineering design, an estimation of cost and the Environmental Assessment.

More detail about Hydro One’s projects can be found: https://www.hydroone.com/about/corporate-information/major-projects

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $30.4 billion in assets as at December 31, 2021, and annual revenues in 2021 of approximately $7.2 billion.

Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2021, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.7 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.